Exhibit 99.2

WIPRO LIMITED

Regd. Office : Doddakannelli, Sarjapur Road, Bangalore - 560 035

NOTICE OF POSTAL BALLOT UNDER SECTION 192A(2) OF THE COMPANIES ACT, 1956 READ WITH THE
COMPANIES (PASSING OF THE RESOLUTIONS BY POSTAL BALLOT) RULES, 2001

Item No.1

Subject : Special Resolution under Section 17 of the Companies Act, 1956

Currently, the Memorandum of Association of Wipro Limited does not provide for carrying out the Business Process Outsourcing and allied activities.

In view of the proposed merger of Wipro BPO Solutions Limited (a subsidiary of Wipro Limited) with Wipro Limited (ëthe Companyí), the Company proposes to amend the Objects Clause of its Memorandum of Association by inserting certain additional clauses to enable the Company to carry on the businesses of IT enabled services/Business Process Outsourcing and allied activities.

As per Section 192A of the Companies Act, 1956 read with the Companies (Passing of the Resolutions by Postal Ballot) Rules, 2001, the consent of the shareholders for alteration in the Objects Clause of the Memorandum of Association is required to be obtained by means of a Postal Ballot. Accordingly, a Postal Ballot Form is being sent to all members along with this notice for approval of the Members. The Board of Directors have appointed Mr. V. Sreedharan, Practising Company Secretary, as Scrutinizer for conducting the postal ballot process.

Members are requested to carefully read the instructions appearing in the Postal Ballot Form, record their assent or dissent therein and return the said Form, in original, duly completed, in the attached self addressed postage pre-paid envelope so as to reach the Scrutinizer on or before July 19, 2005. Upon completion of the scrutiny of forms, the Scrutinizer will submit his report to the Chairman. The result of the Postal Ballot will be announced by the Chairman of the Company at the 59th Annual General Meeting of the Company scheduled to be held on July 21, 2005 at 4.30 pm at the Companyís Registered Office situated at Doddakannelli, Sarjapur Road, Bangalore 560 035. Results of the postal ballot will also be put up on the Companyís website : www.wipro.com.

By the Order of the Board of Directors For Wipro Limited

Sd/-

V. Ramachandran Company Secretary

Place : Bangalore
Date : May 31, 2005

Registered Office :
Doddakannelli, Sarjapur Road
Bangalore - 560 035.

SPECIAL RESOLUTION (AS PROPOSED)

RESOLVED THAT pursuant to Section 17 of the Companies Act, 1956, objects clause III of the Memorandum of Association of the Company, be and is hereby amended by inserting the following new sub-clauses a22, a23 and a24 after clause a(21) in the existing Memorandum of Association of the Company.

(a22)	To undertake and carry on the business of providing all kinds of information technology based and enabled services in India and internationally, electronic remote processing services, eServices, including all types of Internet-based/ Web enabled services, transaction processing, fulfillment services, business support services including but not limited to providing financial and related services of all kinds and description including billing services, processing services, database services, data entry business-marketing services, business information and management services, training and consultancy services to businesses, organizations, concerns, firms, corporations, trusts, local bodies, states, governments and other entities; to establish and operate service processing centers for providing services for back office and processing requirements, marketing, sales, credit collection services for companies engaged in the business of remote processing and IT enabled services from a place of business in India or elsewhere, contacting & communicating to and on behalf of overseas customers by voice, data image, letters using dedicated international private lines; and to handle business process management, remote help desk management; remote management; remote customer interaction, customer relationship management and customer servicing through call centers, email based activities and letter/fax based communication, knowledge storage and management, data management, warehousing, search, integration and analysis for financial and non financial data.

(a23)	To act as information technology consultants and to operate a high technology data processing center for providing information processing, analysis, development, accounting and business information and data to customers in India and internationally; to carry on the business of gathering, collating, compiling, processing, analyzing, distributing, selling, publishing data and information and including conduct of studies and research, and marketing of information and services and providing access to information regarding financial operations and management, financial services, investment services business and commercial operations, financial status, creditworthiness and rating, consumer responses and management of businesses of all kinds and descriptions by whatever name called.

(a24)	To carry on the business as Internet service provider and undertake any and all kinds of Internet/web based activities and transactions; to design, develop, sell, provide, maintain, market, buy, import, export, sell and license computer software, hardware, computer systems and programs products, services and to give out computer machine time and to carry on the business of collecting, collating, storing, devising other systems including software programs and systems.

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956

According to Section 17 of the Companies Act, 1956, change in the Objects Clause of the Memorandum of Association of the Company requires approval of the shareholders by way of a Special Resolution.

It is proposed to merge the subsidiary companies Spectramind Limited, Bermuda, Spectramind Limited, Mauritius and Wipro BPO Solutions Limited with Wipro Limited. In order to merge these companies it is required to amend the Objects clause of Wipro Limited to include the objects of these subsidiary companies. Currently, the Memorandum of Association of the Company do not explicitly provide for carrying out Business Process Outsourcing activities. To enable the Company to carry out the Business Process Outsourcing and its allied activities post merger of the subsidiary companies with Wipro Limited, it is proposed to amend the Objects Clause of the Memorandum of Association of the Company.

The Directors commend this resolution for approval of the shareholders.

Copy of the Memorandum and Articles of Association of the Company is available for inspection at the registered office of the Company on all working days during usual business hours.

No director is interested and concerned in this resolution.

By the Order of the Board of Directors For Wipro Limited

Sd/-

V. Ramachandran Company Secretary

Place : Bangalore
Date : May 31, 2005

Registered Office :
Doddakannelli, Sarjapur Road,
Bangalore — 560 035.

Ballot Serial No.:

WIPRO LIMITED

Regd. Office : Doddakannelli, Sarjapur Road, Bangalore — 560 035

POSTAL BALLOT FORM

(Please read the instructions carefully before completing this form)

1.	Name(s) of Shareholder(s)/Beneficial Owner	:
(in BLOCK LETTERS)

2.	Registered Address of the Sole / First named	:
Shareholder / Beneficial Owner

3.	Name(s) of Joint-Holder(s) if any	:
(in BLOCK LETTERS)

4.	DP ID / Client ID / Registered Folio No.	:

5.	No. of shares held	:

6.	I/We hereby exercise my/vote in respect of the Special Resolution to be passed through postal ballot for the business stated under Item No. 1 in the Notice of Postal Ballot dated May 31, 2005 issued by the Company by sending my/our assent / dissent to the said Special Resolution by placing the tick mark ( ✓ ) in the appropriate column below :

I/We dissent
		I/We assent (agree)	(disagree) to the
Item No. and description of Notice of Postal Ballot	No. of shares	to the Resolution	Resolution
1. Special Resolution under Section 17 of the Companies Act, 1956 for alteration of Memorandum of Association of the Company by insertion of sub clauses a22, a23 and a24

Place :
Date :	Signature of the Shareholder/Beneficial Owner

Important Note : Please complete and return this form to the Scrutinizer at the registered office of the Company by using the enclosed postage pre-paid self-addressed envelope. Last Date for receipt of this Postal Ballot Form by Scrutinizer is July 19, 2005.

INSTRUCTIONS

1.	A member desiring to exercise vote by Postal Ballot may complete this Postal Ballot Form and send it to the Company in the attached self-addressed envelope. Postage will be borne and paid by the Company. However, envelopes containing postal ballots, if sent by courier at the expense of the Registered Shareholder will also be accepted.

2.	The self-addressed envelope bears the name of the scrutinizer appointed by the Board of Directors of the Company.

3.	This form should be completed and signed by the shareholder. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the Company) by the first named shareholder and in his absence, by the next named shareholder.

4.	The consent or dissent may be recorded by placing a tick mark in the column against appropriate statement in the table given in Sl. No. 6 of the Postal Ballot Form.

5.	Unsigned Postal Ballot Forms will be rejected.

6.	Duly completed envelopes addressed to the Scrutinizer containing the Postal Ballot Forms should reach the Company not later than the close of working hours on July 19, 2005. All Postal Ballot Forms received after this date will be strictly treated as if reply from such shareholder has not been received.

7.	In case of shares held by companies, trusts, societies, etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of Board Resolution/Authority.

8.	Voting rights shall be reckoned on the paid up value of shares registered in the name of the shareholders on the cut off date i.e. May 31, 2005. A member may sign the form through an attorney appointed specifically for this purpose in which case an attested true copy of the Power of Attorney should be attached to the Postal Ballot Form.

9.	Members are required not to send any other paper along with the postal ballot form in the enclosed self-addressed postage pre-paid envelope in as much as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelope would be destroyed by the Scrutinizer.

10.	Members are requested to fill the Postal Ballot Form in indelible ink (and avoid filling it by using erasable writing medium/s like pencil).

TO THE REGISTERED HOLDERS OF
AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING EQUITY SHARES OF
WIPRO LIMITED

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Equity Shares represented by your American Depositary Receipt(s) for or against the Special Resolution referenced below, kindly execute and forward to JPMorgan Chase Bank, N.A. the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against the Resolution. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., July 14, 2005. Only the registered holders of record at the close of business June 1, 2005, will be entitled to execute the attached Voting Instruction Card.

JPMorgan Chase Bank, N.A., Depositary

Dated: June 9, 2005

DETACH HERE

WIPSR
☒	PLEASE MARK VOTES AS IN THIS EXAMPLE

WIPRO LIMITED

SPECIAL RESOLUTION

	For	Against
Item No. 1: Resolution under Section 17 of the Companies Act, 1956.	☐	☐

Mark box at right if an address change has been noted on the reverse of this card.		☐

Please be sure to sign and date this Voting Instruction Card.

ADR Holder sign here:	Date:	Co-owner sign here:	Date:

[WIPSR - WIPRO LIMITED] [FILE NAME: WIPSR2.ELX] [VERSION - (3)] [06/14/05 (06/03/05)]

DETACH HERE

WIPSR2

WIPRO LIMITED

JPMorgan Chase Bank, N.A., Depositary
P.O. Box 43062, Providence, RI 02940-5115

The undersigned, a registered holder of American Depositary Receipt(s) representing Equity Shares of Wipro Limited, of record June 1, 2005, hereby requests and authorizes JPMorgan Chase Bank, N.A., Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Equity Shares of the Company represented by such American Depositary Receipt(s), on the Special Resolution.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the underlying Equity Shares represented by such American Depositary Receipt(s) will be voted by the Depositary FOR the Resolution.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., July 14, 2005.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

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